Exhibit 99.1

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF THE MINUTES OF THE 288th BOARD OF DIRECTORS MEETING HELD ON MAY 26, 2021.

As Secretary of the Board of Directors Meeting, I CERTIFY that items (4) “Property Disposal” and (9) “Extra Agenda: Debentures Issuance – Oi Móvel” of the Minutes of the 288th Meeting of the Board of Directors of Oi S.A.- In Judicial Reorganization held on May 26, 2021, at 9:30 a.m., by videoconference, pursuant to article 29, paragraph 1 of the Company's bylaws, reads as follows:

“Regarding item (4) of the Agenda, Mr. Daniel Hermeto presented a proposal for the sale of a property owned by the Company, as successor by merger of Telemar Norte Leste S.A. - In Judicial Reorganization ("Telemar"), located at Av. 25 de Setembro/Travessa Chaco, no. 2115, Belém/PA, consisting of a plot of land with an area of approximately 6,629m², described and characterized in registration no. 63 of the General Real Estate Register of the district of Belém/PA, in accordance with the conditions contained in the presentation made, which was filed with the Secretary of the Board. The Board members unanimously approved the proposal.”

“Finally, as to item (9) of the Agenda, in compliance with the provisions of items xv and xviii of Article 31 of the Company's bylaws, the fundraising by Oi Móvel S.A. - In Judicial Reorganization ("Oi Móvel") the Board members unanimously approved, after analyzing detailed material presented by the Company, pursuant to article 52 et seq. of the Brazilian Corporation Law, in the context of an out-of-court facility, as Debtor in Possession Financing (DIP Financing), by means of the 2nd (second) Issue of Simple, Nonconvertible Debentures, of the Species with Real Guarantee, with Additional Fiduciary Guarantee, in a Single Series, for Private Placement, of Oi Móvel S. A. - In Judicial Reorganization, in the amount of R$2,000,000,000 (two billion reais), in order to make possible the advance of part of the purchase price of UPI Ativos Móveis, as well as the provision of guarantees by the Company and its subsidiaries under the Issuance, pursuant to the terms of the Issuance Indenture (as defined below). The Issuance will be carried out in accordance with the terms and conditions to be provided for in the "Private Instrument of Deed of the 2nd (Second) Issue of Simple Debentures, Non-Convertible into Shares, of the Type with Collateral, with Additional Guarantee, in a Single Series, for Private Placement, of Oi Móvel S.A. - In Judicial Reorganization", to be entered into between, on the one side, Oi Móvel, and, on the other side, Fundo de Investimento em Direitos Creditórios Não-Padronizados Alternative Assets I, enrolled with the CNPJ/ME under no. 24.194.675/0001-87, managed by BTG Pactual Serviços Financeiros S.A. Distribuidora de Títulos e Valores Mobiliários, enrolled in CNPJ/ME under

no. 59.281.253/0001-23, and the Company, as guarantor (the "Issuance Indenture"). The Executive Board is authorized to perform all acts and sign all documents necessary to implement and formalize the resolution taken herein, according to the material presented, which is filed with the Secretary of the Board of Directors. The Board members requested that the Executive Board assess the possibility of reviewing the clause dealing with the payment of compensation equivalent to 12 months, in case of settlement of the operation before the minimum period (1 year) from the disbursement”.

All members of the Board of Directors were present in the meeting and signing members Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky, Mr. Roger Solé Rafols, Mr Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Fr., Ms. Claudia Quintella Woods, Mr. Luís Maria Viana Palha da Silva, Mr. Armando Lins Netto, Mr. Mateus Affonso Bandeira, Ms. Maria Helena dos Santos F. Santana and Mr. Raphael Manhães Martins.

Rio de Janeiro, May 26, 2021.

Luciene Sherique Antaki

Secretary of the Meeting